March 29, 2012

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:

Omega Commercial Finance Corporation

Withdrawal of Registration Statement on Form S-1

File No. 333-180376

CIK No. 0001543606

Acc-no: 0001515971-12-000069 (33 Act)

Ladies and Gentlemen:

Omega Commercial Finance Corporation, a Wyoming corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registration Statement on Form S-1 (File No. 333-180376), together with all exhibits thereto (the “Registration Statement”).  This Registration Statement was inadvertently filed with the Commission under the wrong CIK number (CIK No. 0001543606) and accepted on March 27, 2012.  This incorrect filing generated Securities Act file no. 333-180376 and Accession no: 0001515971-12-000069 (33 Act) .

The Company requests withdrawal of the Registration Statement because the Company used the wrong CIK code (0001543606) in the filing. None of the securities covered by the Registration Statement have been sold. The Company will refile the Registration Statement under the correct CIK code of 0000029504.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (File No. 333-180376) as soon as reasonably practicable.

Sincerely,

/s/ Jon S. Cummings, IV

Jon S. Cummings, IV, CEO